October 4, 2011

Attn:  Martin James
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC  20549

RE:          Applied Minerals, Inc. File No. 000-31380
Response to SEC Comment Letter dated September 9, 2011

Dear Mr. James:

On behalf of Applied Minerals, Inc., I am writing in response to your comment letter dated September 9, 2011, as referenced above.  As noted in your correspondence, such comments include the filings for Form 10-K for Applied Minerals, Inc.’s fiscal year ended December 31, 2010.  I am hopeful that this letter will assist in clarifying the items set forth in your correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2010:

General

1.
Comment: Please tell us when you plan to amend your Form 10-K for the fiscal year ended December 31, 2010 and Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 as noted in your responses in your response letters dated July 29 and September 2, 2011.

Response: We plan to file our amended Form 10-K for the period ended December 31, 2010 and our Forms 10-Q for the periods ended March 31 and June 30, 2011 no later than Friday, October 7, 2011.

2.
Comment: We noted that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred” resources.  If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release) such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  Investors are urged to consider the disclosure in our Form 10-K, which may be secured from us at www.sec.gov.

Please indicate the location of this disclaimer in your response.

Response: We have included the cautionary note on the following page of our website, http://appliedminerals.com/site/the-dragon-mine, and at the bottom of our resource statement, which can be downloaded from our website.  We plan to include the cautionary note in certain press releases when necessary.

Dragon Mine, Page 10

3.	Comment: Please disclose the following for each of your properties:

•	The nature of your ownership or interest in the property
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties
•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims and concessions.
•
Please include identifying information such as the property claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully disclose the material terms of the land or mineral rights securing agreements as required under (b)(2) of Industry Guide 7.

Response:  In 2005 we purchased a 100% interest in the Dragon Mine property for $500,000 in cash. The property consists of 38 patented and six unpatented mining claims located in the following sections: T10S, R2W, sections 29, 30, 31, and T10S, R3W, Section 36, all relative to the Salt Lake Base Meridian.  The Company pays approximately $800 in annual maintenance fees to the U.S. Department of Interior Bureau of Land Management to keep its unpatented claims active.  The BLM Claim Numbers are: UMC385543, UMC 385544, UMC394659, UMC394660, UMC408539, and UMC408540.  We also own a 100% interest in the Atlas Mine, located in the Coeur D’Alene mining district of Shoshone County, Idaho.  The property is divided in to the following five tracts: Atlas Mine, Sierra Trapper Creek, Aulbach – Section 6 & 7, Sierra Silver, Woodland Park and 9 Mi., Sierra Hardscrabble, and L&M Claims.  We pay approximately $1,300 to keep certain claims related to these properties active.

We have included the above information in our amended Form 10-K (Amendment No. 1) for the twelve months ended December 31, 2010, which we plan to file no later than October 7, 2011.

4.
Comment: Please insert a small-scale map showing the location and access to each material property as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps so please include these maps in any amendments that are uploaded to EDGAR.

Response: We have included a small-scale map of the Dragon Mine property, showing location and access, as part of our amended Form 10-K (Amendment No. 1) for the twelve months ended December 31, 2010, which we plan to file no later than October 7, 2011.

5.
Comment: Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property include the following information:

•	A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable provide a clear statement that the property is without known reserves and the proposed program is exploratory by nature.

Response: The Dragon Mine property contains halloysite in addition to other clays such as kaolinite, illite, smectite as well as iron oxide ores in the form of hematite, goethite and ferrihydrite, and manganese.  The Dragon Mine is present at the contact between the Silver City quartz monzonite stock and limestone and dolomite of the Paleozoic formation.  The mineralization is fault controlled and the clay mineralogy is often dependent on the host rock. To date the Company has completed underground work to the 300’ level of the eastern portion of its property from where it is currently extracting halloysite clay and iron ore.  The Company has maintained and expanded the existing workings of the underground portion of the Dragon Mine as part of its plan to exploit the presence of halloysite and iron ore at the mine.

Since January 1, 2009, the date on which the Company’s current exploration program of the Dragon Mine began, approximately $3.6 million has been expended on exploration-related activities.  We expect our exploration costs for the fiscal years ended December 31, 2011 and December 31, 2012 to approximate that which we incurred during the fiscal year ended December 31, 2010. These costs, however, will represent expenditures more closely related to the extraction of halloysite clay and iron than to exploratory drilling. At this moment we are unable to identify the total costs that will be incurred to complete the exploration of the Dragon Mine property.  Currently, our physical plant includes, but is not limited to, a processing mill, a dry house, a site office, a general storage facility, an equipment repair facility, and a structure housing three IR compressors, which are used to power the mill and certain drilling equipment used underground.  Our mining equipment includes, but is not limited to, a road header, an underground drill, a Scooptrams, a skid steer, a front-end loader and a number of other pieces traditionally used to mine underground.  There are some pieces of equipment we choose to rent on a daily basis rather than own or lease to own.  The Company uses diesel fuel as it primary source of power.  Additionally, water is transported to the property from an external source.  The property is without known reserves and the proposed program is exploratory by nature.

We have included the above descriptive information as part of our amended Form 10-K (Amendment No. 1) for the twelve months ended December 31, 2010, which we plan to file no later than October 7, 2011.

6.
Comment: Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response: From our drilling activity we have sampled certain cores by engaging a leading UK-based geological consulting organization to identify the chemical composition of our mineral and classify its purity levels, the results of which are used, in part, to map our property.  All quality control and quality assurance protocols utilized as part of our exploration program have been developed by this third-party organization.  Analytical equipment used to classify the mineral mined at the mine includes, but is not limited to, a Scanning Electron Microscope (SEM), and XRD and XRF machines.  Our consulting geologist, Dr. Ian Wilson, overseas our relationship with the firm, which provides us these services.

We have included the above descriptive information as part of our amended Form 10-K (Amendment No. 1) for the twelve months ended December 31, 2010, which we plan to file no later than October 7, 2011.

7.
Comment: In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of Industry Guide 7, applicable under the instruction to Item 4 of Form 20-F.

Response: We have provided such a disclosure related to our Dragon Mine property as part of our amended Form 10-K (Amendment No. 1) for the twelve months ended December 31, 2010, which we plan to file no later than October 7, 2011.

8.	Comment: On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•
Give a break down of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophyisics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work and discuss what their qualifications are.

Response: We have completed our initial exploration program, the details of which were provided as part of a resource statement disclosed on April 13, 2011 and located on our website at www.appliedminerals.com/site/the-dragon-mine.  We believe we have identified the presence of enough halloysite and iron ore at the Dragon Mine that will enable us to move forward with a commercialization of each mineral.  We are contemplating further exploration of the Dragon Mine property.  Most of our exploration expenses will now represent our activity related to the maintenance of the property and the extraction of the halloysite clay and iron ore we’ve identified in the resource statement provided to investors.  Dr. Ian Wilson, consulting geologist, has coordinated our exploration activities.  Dr. Wilson is a member of iom3 (Institute of Materials, Minerals and Mining of the UK).  His PhD was carried out on wall rock alteration and trace element dispersion patterns around gold and tin ore bodies in Ashanti Gold Mine, Ghana and Geevor Tin Mine, Cornwall respectively.  From 1974 to 2001 he worked with English China Clays/Imerys mainly as a geologist and with management roles in Brazil, Spain, Sweden and China.

We have included the above descriptive information as part of our amended Form 10-K (Amendment No. 1) for the twelve months ended December 31, 2010, which we plan to file no later than October 7, 2011.

9.	Comment: Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

Response: Over the last twelve months we’ve produced approximately 650 tons of clay and 7,500 tons of iron ore.

We have included the above descriptive information as part of our amended Form 10-K (Amendment No. 1) for the twelve months ended December 31, 2010, which we plan to file no later than October 7, 2011.

Item 7.  Financial Statement and Supplementary Data, page 16

Note 3. Summary of Significant Accounting Policies, page F-29

10.
Comment: Further to your response to prior comment 10, we note that you did not address whether you considered the effective conversion price.  Please note that under ASC 470-20-30-5, you should determine the intrinsic value based on the effective price using the amount of proceeds allocated to the convertible instrument.  That is, you must first allocate the proceeds received in a financing transaction that includes the convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on relative fair value basis.  Refer to Example 2 in ASC 470-20-55-10.  Please explain how you applied this guidance.

Response: With respect to prior comment 10 and ASC 470-20-30-5, the Convertible PIK Notes we’ve issued have had no detachable warrants, or securities like detachable warrants, associated with them.  As such, we’ve allocated the total value of the proceeds, cash or otherwise, to the convertible note with the effective price being equal to the conversion price of the note.  We are unable to completely apply Example 2 in ASC 470-20-55-10 to the issuance of our Convertible PIK Notes given the lack of detachable warrants associated with our notes.  We have, from time to time, issued Convertible PIK Notes as interest payments with a beneficial conversion feature and believed ASC 470-20-35-7 was the appropriate guidance to follow.  We referred to Example 7 in ASC 470-20-55 for further clarification.

11.
Comment: Further to your response to prior comment 22 in your response dated July 29, 2011, we note that the stock awards consist of 250,000 shares of common stock to Mr. Dumont and 100,000 shares of common stock to Mr. Gaensbauer that were vested upon signing their employment agreements in 2007.  It appears that the shares vested at the date of the agreement, the number of shares is fixed, you are only required to deliver shares under the agreement and there are no cash settlement options in the agreement.  Please explain why the shares were not issued to the executives.  We note from your response that you analogize the stock award to a cash bonus but your response did not explain why the stock award should be revalued each period at fair value.  Given your response, please further explain what term of the agreement caused you to account for the shares to be issued to the executives as a liability at fair value that is marked to market each period.

Response:  At the time the 250,000 shares were granted to Mr. Dumont and the 100,000 shares were granted to Mr. Gaensbauer, there were not enough authorized, unissued and available shares necessary to issue the above referenced shares to Messrs. Dumont and Gaensbauer.  At the time the Company’s authorized share amount was increased during October 2008, the Company and certain members of its former management team, including Mr. Dumont, were defendants in a class action filed by the Company’s shareholders.  Given the ongoing class action, the Company was uncertain whether it would have to ultimately issue shares to Messrs. Dumont and Gaensbauer, settle such stock grants in cash, or rescind the stock grants.  As such the Company recorded the stock grants as liabilities and revalued them accordingly at the end of each period.  Upon the resolution of the class action against the Company, Mr. Dumont, as part of a settlement agreement reached between the Company and the plaintiffs, relinquished any claim he had on the 250,000 shares referenced above, which resulted in the cancellation of the liability associated with Dumont’s stock grant.  Gaensbauer was not named in the class action and was not party to the settlement.  He has not made any claim on the 100,000 shares of common stock granted him and the Company is still assessing how best to resolve this outstanding issue.

On behalf of Applied Minerals, Inc., I respectfully submit this response to the SEC comment letter dated September 9, 2011, along with the associated amended Forms 10-K for fiscal year ended December 31, 2010 and 10-Q’s for the quarters ended March 31, 2011 and June 30, 2011.

Sincerely,

/s/ Christopher T. Carney

Christopher T. Carney
Interim Chief Financial Officer